UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

29 July 2015

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X.....                                                                Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

PRESS RELEASE

29 July 2015

Diageo announces changes to its Board of Directors

Diageo announces the appointment of Emma Walmsley as a Non-Executive Director effective 1 January 2016.  Emma will also join the Audit, the Nomination and the Remuneration Committees on appointment.

Having been on Diageo’s Board for nine years, Diageo also announces that Laurence Danon will step down at its upcoming Annual General Meeting, 23 September 2015.

Emma Walmsley is currently Chief Executive Officer of GSK Consumer Healthcare, a global joint venture between GSK and Novartis.  As chief executive of GSK Consumer Healthcare, Emma is responsible for overseeing the world’s leading over-the-counter (OTC) healthcare company.  During her tenure as chief executive, GSK Consumer Healthcare has become the leader in 36 markets as well as gaining a strong position in broader growth areas.  Prior to her current role at GSK, Emma was President of GSK Consumer Healthcare and has been a member of GSK’s Executive Team since 2011.  Emma moved to GSK from L’Oreal where she worked in marketing and general management for 17 years.

Diageo Chairman, Dr Franz Humer said:

“I look forward to welcoming Emma to Diageo's Board.  She brings to Diageo a strong blend of commercial and marketing insight.  She has significant experience in consumer products, and understands the consumer mindset and how to shape consumer trends.  Her work across mature and fast developing countries will support us as we embed our expanded geographic footprint and maximise our strong platform for growth.

“I would also like to thank Laurence Danon for her contribution as a Non-Executive Director over the last nine years.  Laurence has been a valued member of the Board during a period of progress and growth for Diageo.”

ENDS

Enquiries

Media relations

Kirsty King +44 (0) 208 978 6855

global.press.office@diageo.com

Investor relations

Colette Wright +44 (0) 208 978 1380

Pier Falcione +44 (0) 208 978 4838

Angela Ryker Gallagher +44 (0) 208 978 4911

James Crampton +44 (0)208 978 4613

investor.relations@diageo.com

Notes to Editors

About Emma Walmsley

Emma Walmsley is the Chief Executive Officer of GSK Consumer Healthcare, a Joint Venture between GSK and Novartis.  GSK Consumer Healthcare is the #1 over-the-counter (OTC) company in the world, a leader in 36 markets as well as holding a strong position in specialist oral health, skin health and family nutrition.  Prior to this Emma was President of GlaxoSmithKline Consumer Healthcare and has been a member of GSK’s Corporate Executive Team since 2011.  She joined GSK in 2010, with responsibility for Consumer Healthcare, Europe.

Prior to joining GSK, Emma worked with L’Oreal for 17 years where she held a variety of marketing and general management roles in Paris, London and New York.  From 2007 she was based in Shanghai as General Manager, Consumer Products for L’Oreal China.

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits, beer and wine categories. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan’s and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo’s global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 29 July 2015	By:	/s/ J Nicholls
Name: J Nicholls
Title: Deputy Company Secretary